UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the month of March, 2019

Commission File Number 001-38522

Realm Therapeutics plc

(Translation of registrant’s name into English)

267 Great Valley Parkway

Malvern, PA 19355

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On March 29, 2019, Realm Therapeutics plc (the “Company”) announced the completion of the Assets Disposal representing certain Assets, which comprise the  Vashe® wound care royalty stream, an FDA 510(k)-cleared anti-itch hydrogel, which was formerly marketed as Aurstat™, HOCI related equipment, intellectual property (including know-how, patents and copyrights), program records, and certain assigned contracts and intellectual property licenses (as detailed in the Circular to Shareholders issued on February 15, 2019). Gross proceeds of the sale are $10 million.

Realm continues to assess options available to maximize shareholder value through the strategic review. The Company remains in discussions with interested parties regarding a potential strategic transaction and will update the market in early Q2 2019. The net proceeds of the Assets Disposal will augment the Company’s current cash resources, which may be deployed in event of such a transaction.

Capitalized terms used but not defined in this announcement shall have the meanings given to them in the circular sent to Realm shareholders on February 15, 2019, which remains available on the Company's website at www.realmtx.com.

The Exhibit to this Report on Form 6-K shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall they be deemed incorporated by reference in any filing of the Company under the Securities Act of 1933 or the Exchange Act.

Exhibits

99.1	Press Release, dated March 29, 2019

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Realm Therapeutics plc

March 29, 2019	By:	/s/ Marella Thorell
Marella Thorell
Chief Financial Officer and Chief Operating Officer